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               [MULDOON MURPHY FAUCETTE & AGUGGIA LLP LETTERHEAD]


                                December 9, 2004



VIA EDGAR AND COURIER (SEC MAIL STOP 0408)

Barry McCarty, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

     Re:      Kentucky First Federal Bancorp
              Form S-1 filed September 16, 2004
              File No. 333-118597

              Frankfort First Bancorp, Inc.
              Proxy Statement filed September 16, 2004
              Form 10-K for the Fiscal Year Ended June 30, 2004
              File No. 0-26360


Dear Mr. McCarty:

         On behalf of Kentucky First Federal Bancorp (the "Company"), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the "Amended Registration Statement"), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-effective No. 1 to the Registration Statement on Form S-1 filed on November 4, 2004 (the "Pre-effective Amendment No. 1").

         In addition, on behalf of Frankfort First Bancorp, Inc. (the "Frankfort"), enclosed for filing are amended preliminary proxy materials ("Amendment No. 2 to the Proxy Statement"), marked to indicate changes to the preliminary proxy materials filed by Frankfort on November 4, 2004 ("Amendment No. 1 to the Proxy Statement").



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Barry McCarty, Esq.
December 9, 2004
Page 2



         The Amended Registration Statement and Amendment No. 2 to the Proxy Statement are filed in response to the staff's comment letter issued on November 18, 2004. To aid in your review, we have repeated the staff's comments followed by the Company's and/or Frankfort's responses and indicated where the applicable document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision ("OTS") on the Application on Form MHC-2 by the Company. A copy of the OTS response letter, which includes all OTS comments and the Company's responses, has been included with this filing.

COVER PAGE

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 3. HOWEVER, THE COVER CONTINUES TO REFER TO "CERTAIN DEPOSITORS," RATHER THAN TO MENTION THE DISTINCT CLASSES OF DEPOSITORS AND BORROWERS OF FIRST FEDERAL OF HAZARD WHO WILL HAVE SUBSCRIPTION RIGHTS AND THE RESPECTIVE PRIORITY OF THOSE SUBSCRIPTION RIGHTS. CONSEQUENTLY, WE REISSUE PRIOR COMMENT 3.

RESPONSE TO COMMENT NO. 1

         The cover page of the Prospectus has been revised in response to this comment.

2. NOTING YOUR RESPONSE TO PRIOR COMMENTS 1 AND 2, PLEASE CLARIFY THAT IF FRANKFORT FIRST SHAREHOLDERS ELECT TO RECEIVE LESS THAN THE FULL 45% TO 49% OF THE TOTAL NUMBER OF SHARES THAT KENTUCKY FIRST WILL ISSUE DURING THE CONVERSION, THEN THE AMOUNT THAT MUST BE PURCHASED IN THE SUBSCRIPTION OFFERING OR COMMUNITY OFFERING WOULD INCREASE. ALSO, PLEASE CLARIFY THAT IF FRANKFORT FIRST SHAREHOLDERS FAIL TO APPROVE THE MERGER, THEN THE OFFERING WILL TERMINATE.

RESPONSE TO COMMENT NO. 2

         The cover page of the Prospectus has been revised in response to this comment.

SUMMARY - PAGE 1

3. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 8. PLEASE REVISE THE TABULAR PRESENTATION ON PAGE 1 TO CLARIFY THAT THE 45% PUBLIC OWNERSHIP WILL INCLUDE BOTH FORMER DEPOSITORS OF FIRST FEDERAL OF HAZARD AND SHAREHOLDERS OF FRANKFORT FIRST.



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Barry McCarty, Esq.
December 9, 2004
Page 3



RESPONSE TO COMMENT NO. 3

         Page 1 of the Prospectus has been revised in response to this comment.

HOW WE DETERMINED THE OFFERING RANGE - PAGE 6

4. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 9 AND THE PROPOSED DISCLOSURE EMAILED TO THE STAFF ON NOVEMBER 8, 2004. THE INFORMATION INCLUDED IN THAT RESPONSE DID NOT PROVIDE THE STAFF WITH THE INFORMATION REQUESTED. CONSEQUENTLY, PLEASE PROVIDE THE STAFF WITH THE FOLLOWING INFORMATION:

         o THE CALCULATIONS AND ASSUMPTIONS THAT KELLER AND COMPANY USED TO CONVERT THE VALUATION OF KENTUCKY FIRST FROM A "FULLY CONVERTED" BASIS TO AN "AS CONVERTED" BASIS.
         o AN EXPLANATION OF THE REASON FOR THE DISCOUNT ON THE VALUATION OF KENTUCKY FIRST'S SHARES ON A FULLY CONVERTED BASIS COMPARED TO THE VALUATION OF THE PEER GROUP.

         FURTHERMORE, REVISE THE DISCLOSURE TO IDENTIFY SPECIFIC REASONS THAT KELLER IDENTIFIED TO INCREASE OR DECREASE THE VALUATION AND ALSO IDENTIFY THE REASON FOR ANY OTHER DISCOUNT, INCLUDING A NEW ISSUE DISCOUNT. THE INVESTOR SHOULD BE ABLE TO UNDERSTAND HOW THE FAIR MARKET VALUE OF THE COMPANY COMPARES TO THE SELECTED PEERS AND ALSO IDENTIFY THE REASON FOR ANY DIFFERENCE.

RESPONSE TO COMMENT NO. 4

         With respect to the calculations and assumptions used to convert the valuation of Kentucky First from a "fully converted" basis to an "as converted" basis, based on information provided by the appraiser, Keller & Company ("Keller"), please be advised that there is no difference between the terms "fully converted" basis and "as converted" basis. Upon review of the Prospectus, we identified one instance where the term "as converted" was used, and this reference has been changed on page 175 to refer to a "fully converted" basis. Keller has advised the undersigned that they are not aware of any use of the term "as converted" in the appraisal.

         With respect to the discount on the valuation of Kentucky First's shares, Keller advises that the reasons for the discount in the valuation of Kentucky First's shares compared to the peer group is discussed in detail in the Appraisal under the heading "Market Value Adjustments," pages 59-78. The key items that resulted in downward valuation adjustments of Kentucky First relative to the comparable
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Barry McCarty, Esq.
December 9, 2004
Page 4


group were Kentucky First's lower earnings, more limited asset, loan and deposit growth, more distressed market and lower future liquidity of the stock. As noted in Keller's discussion in Section V of the Appraisal, the reason for the discount is based on a combination of these downward adjustments, reduced by an upward adjustment for Kentucky First's higher dividend yield.

Disclosure has been added to page 8 of the Prospectus in to disclose the reasons for the discount in the valuation of Kentucky First relative to its peer group.

5. WE NOTE THE DISCLOSURE AT THE BEGINNING OF THIS SECTION THAT THE OFFERING PRICE WAS BASED UPON THE "ESTIMATED FAIR MARKET VALUE." HOWEVER, IN THE FOLLOWING PARAGRAPH, YOU STATE THAT THE APPRAISAL "DOES NOT INDICATE MARKET VALUE." PLEASE ADVISE THE STAFF, WITH A VIEW TOWARDS IMPROVED DISCLOSURE, WHAT THE APPRAISER MEANS BY FAIR MARKET VALUE. WE NOTE, AS DISCLOSED LATER IN THIS SECTION, ON PAGE 8, AND IN THE APPRAISAL, THAT THE PRICE IN THE TRADING MARKET HAS RESULTED IN SIGNIFICANT APPRECIATION OVER BOTH THE SHORT AND INTERMEDIATE TERM. CLARIFY HOW THE APPRAISER FACTORS THE TYPICAL 20% ONE-DAY "POP" INTO THE "FAIR MARKET VALUE." PLEASE CLARIFY THE PARTICULAR TIME PERIOD THAT YOUR IMPLIED "MARKET VALUE" IS INTENDED TO RESULT IN PRICING SIMILAR TO THAT OF THE PEER GROUP. FINALLY, PLEASE ADVISE THE STAFF THE EXTENT TO WHICH THE APPRAISER CONSIDERED THE VALUATION OF THE MOST RECENT CONVERSION-MERGER, NEW ALLIANCE, IN REACHING ITS VALUATION.

RESPONSE TO COMMENT NO. 5

         Keller advises that it uses the terms "appraised value," pro forma market value" or "pro forma appraised value" interchangeably in the Appraisal when referring to the appraised value with the emphasis being an appraised value. The appraised value is as of August 27, 2004, and is based on historical financials, not speculation on future performance or future earnings potential, more typical of investment bankers, market makers, stock brokers, etc. Generally, this concept is intended to identify an intrinsic value of Kentucky First. This is to be distinguished from the market price for a company's stock, which may or may not be reflective of the intrinsic value for that stock as determined by the appraiser. In the second paragraph referred to in this comment, we were attempting to indicate to readers of the Prospectus that the Appraisal does not necessarily indicate the price at which the Kentucky First common stock will trade on the open market. Accordingly, the first full paragraph of this section, on page 7, has been revised to clarify this point.

         Keller further advises that it did not make a specific adjustment for the "typical 20% one- day pop" in the appraised value, as that factor is simply speculation on future price activity and is not necessarily related to any inherent valuation characteristic.



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Barry McCarty, Esq.
December 9, 2004
Page 5



         For the last ten conversions, three transactions witnessed decreases in their first day of trading with an average one-day pop of 14.30 percent due to the 51.70 percent pop of New Alliance Bancshares. The average one-day pop for the last five conversions was 5.97 percent. The volatility and inconsistency of the one-day pop is not considered by Keller to be a viable characteristic to use in determining the appraised value. The overall pricing activity in the market place is reflected in the pricing levels of the peer group.

         Keller further advises that the appraised value does not provide any speculation on the future price of Kentucky First or when its pricing ratios would be similar to the peer group. To speculate on future performance and potential price appreciation is not seen by Keller as part of its responsibility as such future market price performance is not relevant to Keller's task of determining the intrinsic value of Kentucky First, as opposed to speculating as to what an investor might pay for Kentucky First common stock in the future.

         Keller notes that they are aware of the one-day pop of New Alliance of
51.70 percent but recognize that New Alliance had $6.4 billion in assets and was located in Connecticut where the pricing ratios are higher than in the Midwest and Kentucky. Keller is aware that three of the last six conversions had a decrease on their first day of trading and the nearest conversion geographically and the most recent had a 2.0 percent decrease on the first day of trading. While the appraiser is aware of the one-day pop activity of New Alliance, this price change was not considered in the determination of the appraised value.

6. PLEASE EXPAND THE TABULAR PRESENTATION OF THE PRICE "POP" INFORMATION TO NOTE THE CUMULATIVE APPRECIATION AS OF A RECENT DATE.

RESPONSE TO COMMENT NO. 6

         It is respectfully requested that the staff reconsider its request for this information. The transactions presented on this table represent companies that commenced trading anywhere from as early as January 2003 to as late as November 2004. As a result, some of the companies presented would reflect market results over almost two years of trading activity, during which period many events might have occurred that change the worth of a company from that prevailing at the time of its initial offering, while others might show trading results over a very short period where little is likely to have changed from the information prevailing at the time of the initial offering. Moreover, there may be many companies that commenced trading at particular points during the periods presented while there may be few or no companies that commenced trading at other intervals during the periods. It is believed that the purpose of the table is to provide investors with a sense of how these types of transactions perform over specified time frames following initial issuance. Showing a combined performance with a single

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Barry McCarty, Esq.
December 9, 2004
Page 6


ending date would seem to muddle all these companies together and blur the information intended to be conveyed. The requested information might be relevant if the desire is to depict what an investor would have earned had he or she purchased an identical amount of stock in every single transaction covered in the table and held the shares until the recent date. However, it is respectfully submitted that this table should present what one might expect if he or she purchases Kentucky First common stock. If this is correct, then the information currently presented would be relevant, arguably, but the cumulative performance as of a given date would not appear to be relevant.

USE OF PROCEEDS - PAGE 37

7. WE NOTE YOUR REVISED DISCLOSURE ON PAGES 15, 16 AND 37 IN RESPONSE TO PRIOR COMMENT 24. HOWEVER, YOUR REVISED DISCLOSURE CONTINUES TO OBSCURE THE FACT THAT AT THE MINIMUM OFFERING LEVEL, IT APPEARS THAT THE PROCEEDS ALONE WOULD NOT BE SUFFICIENT TO COVER THE COST OF THE MERGER. THIS SECTION, AND RELATED DISCLOSURE ELSEWHERE IN THE DOCUMENT, MUST MAKE THE TRUE COST OF THE TRANSACTION CLEAR. CONSEQUENTLY, WE REISSUE PRIOR COMMENT 24.

RESPONSE TO COMMENT NO. 7

         Pages 17 and 30 of the Prospectus have been revised in response to this comment.

PRO FORMA - PAGE 45

8. REFER TO PRIOR COMMENT 31. WE ARE UNABLE TO LOCATE A DISCUSSION CLARIFYING ALL ASSUMPTIONS ABOUT THE CASH VS. STOCK ELECTION AND ANY LIMITS ON CASH. PLEASE REVISE TO INCLUDE THIS DISCUSSION IN THE INTRODUCTION OF THE PRO FORMA DATA.

RESPONSE TO COMMENT NO. 8

         The requested disclosure has been provided on page 38 of the Prospectus.

9. PLEASE REVISE THE CONSIDERATION PAID FOR OUTSTANDING SHARES PRESENTED IN FOOTNOTE 3 ON PAGES 47, 49 AND 51 TO READ $29,765. IT CURRENTLY READS $29,675.

RESPONSE TO COMMENT NO. 9

         Pages 40 and 42 have been revised in response to this comment.



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Barry McCarty, Esq.
December 9, 2004
Page 7

10. REFER TO PRIOR COMMENT 37. PLEASE SUPPLEMENTALLY PROVIDE US YOUR CORE DEPOSIT INTANGIBLE STUDY. IF YOU DO NOT HAVE ONE, PLEASE TELL US HOW YOU DETERMINED THE COST OF FUNDS ASSOCIATED WITH FRANKFORT FIRST DEPOSITS IS HIGHER THAN ALTERNATIVE SOURCES OF FUNDING IN THE MARKET PLACE. IN YOUR RESPONSE, ADDRESS THE EFFECT ON ESTIMATED COST OF FUNDS OF YOUR REPLACING A SIGNIFICANT PORTION OF THE COMBINED FUNDING. WE ARE CONCERNED THAT REPLACING A LARGE AMOUNT OF CORE DEPOSITS WOULD CAUSE AN INCREASE IN THE MARKET'S PRICING OF FUNDS TO THE COMBINED COMPANIES.

RESPONSE TO COMMENT NO. 10

         The requested core deposit study is filed herewith.

11. REFER TO PRIOR COMMENT 38. PLEASE SUPPLEMENTALLY PROVIDE US WITH YOUR CALCULATION OF THE FAIR VALUE OF THE FHLB ADVANCES.

RESPONSE TO COMMENT NO. 11

         The requested calculation is filed supplementally herewith.

LOAN COMMITMENTS - PAGE 64

12. WE NOTE YOUR RESPONSES TO PRIOR COMMENT 45. PLEASE REVISE YOUR FINANCIAL STATEMENTS TO PRESENT THE ALLOWANCE RELEVANT TO LOAN COMMITMENTS SEPARATE FROM YOUR ALLOWANCE FOR LOAN LOSSES. REFER TO PARAGRAPH 8E OF SOP 01-6.

RESPONSE TO COMMENT NO. 12

         The discussion on page 59 of the Prospectus has been revised to indicate that there was no material allowance provided with respect to loan commitments at September 30, 2004. Note that the calculated required allowance would have been less than $1,000 on that date. In the future, any required allowance will not be included within the allowance for loan losses, but rather recorded to a separate liability account.

MANAGEMENT'S DISCUSSION AND ANALYSIS - PAGE 80

CRITICAL ACCOUNTING POLICES - PAGE 81


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Barry McCarty, Esq.
December 9, 2004
Page 8

13. WE NOTE YOUR DISCUSSION OF THE ECONOMIC CLIMATE AND ITS STABILITY AND EXPECTED IMPROVEMENT. PLEASE REVISE TO EXPAND YOUR DISCUSSION OF ASSUMPTIONS THAT ARE MORE SUSCEPTIBLE TO CHANGE. IN THIS REGARD, IF IT IS MANAGEMENT'S VIEW THAT THE ECONOMIC CLIMATE IS STABLE AND IMPROVING CONSIDER ADDING SENSITIVITY ANALYSIS OF OTHER FACTORS THAT ARE SUSCEPTIBLE TO CHANGES THAT ARE REASONABLY LIKELY TO OCCUR.

RESPONSE TO COMMENT NO. 13

         Page 77 of the Prospectus has been revised in response to this comment.

OPERATING STRATEGY - PAGE 81

14. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 50 AND THE REVISED DISCLOSURE IN THIS SECTION. HOWEVER, WE ARE NOT ABLE TO FIND ANY MEANINGFUL DISCUSSION OF HOW THE COMBINED COMPANIES WILL OPERATE. WE NOTE THAT IN THE SUMMARY AND ELSEWHERE THERE ARE BRIEF MENTIONS OF THE INTENTION OF RESTRUCTURING THE BALANCE SHEETS OF THE TWO INSTITUTIONS BY SELLING LOANS FROM FRANKFORT TO HAZARD. THE MANAGEMENT'S DISCUSSION PRESENTS YOU WITH THE OPPORTUNITY TO EXPAND UPON MANAGEMENT'S PLANS FOR THE COMBINED ENTITIES. THEREFORE, WE REISSUE PRIOR COMMENT 50.

RESPONSE TO COMMENT NO. 14

         Page 82 of the Prospectus have been revised in response to this comment.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS - PAGE 111

15. THE EFFECTIVE DATE FOR THE MEASUREMENT AND RECOGNITION GUIDANCE CONTAINED IN PARAGRAPHS 10-20 OF ISSUE 03-1 HAS BEEN DELAYED. REFER TO FSB NO. EITF ISSUE 03-1-1. PLEASE REVISE YOUR DISCUSSION ACCORDINGLY.

RESPONSE TO COMMENT NO. 15

         Pages 100 and 113 have been revised in response to this comment.

INDEX TO FINANCIAL STATEMENTS - PAGE 172

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES - PAGE F-17




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Barry McCarty, Esq.
December 9, 2004
Page 9


16. REFER TO PRIOR COMMENT 60. DESPITE THAT KENTUCKY FIRST HAS ENGAGED ONLY IN ORGANIZATIONAL ACTIVITIES, THEY ARE ACQUIRING A BUSINESS FOR WHICH FINANCIAL STATEMENTS ARE REQUIRED TO BE INCLUDED AND THEREFORE FINANCIAL STATEMENTS OF KENTUCKY FIRST MAY NOT BE OMITTED. PLEASE REVISE TO INCLUDE AN AUDITED BALANCE SHEET OF KENTUCKY FIRST AS OF A DATE LESS THAN 135 DAYS BEFORE THE INITIAL FILING DATE OF THE REGISTRATION STATEMENT.


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Barry McCarty, Esq.
December 9, 2004
Page 10

RESPONSE TO COMMENT NO. 16

         The Company has not been capitalized and will not be capitalized until the reorganization and merger transactions are consummated. Page 177 of the Prospectus has been revised to indicate that any organizational expenses incurred have been paid by First Federal of Hazard.

17. PLEASE UPDATE THE FINANCIAL STATEMENTS AS NECESSARY TO COMPLY WITH RULE 3-12 OF REGULATIONS S-X PRIOR TO THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

RESPONSE TO COMMENT NO. 17

         The financial statements have been updated to September 30, 2004 to comply with Rule 3-12 of Regulation S-X.

FINANCIAL STATEMENTS OF FIRST FEDERAL OF HAZARD

18. REFER TO PRIOR COMMENT 63. YOUR CURRENT DISCLOSURE THAT MANAGEMENT HAS THE INTENT AND ABILITY TO HOLD SECURITIES THAT ARE IN AN UNREALIZED LOSS POSITION FOR THE FORESEEABLE FUTURE IS UNCLEAR. PLEASE REVISE TO CLARIFY WHETHER MANAGEMENT HAS THE INTENT AND ABILITY TO HOLD THESE SECURITIES UNTIL THEIR FAIR VALUES RECOVER.

RESPONSE TO COMMENT NO. 18

         Page F-19, Note B to the financial statements for First Federal of Hazard has been revised to indicate that management has the intent and ability to hold securities with unrealized losses until their fair values recover.

FINANCIAL STATEMENTS OF FRANKFORT FIRST BANCORP - PAGE F-28

19. PLEASE SUPPLEMENTALLY PROVIDE US WITH FRANKFORT FIRST BANCORP'S CALCULATION OF THE FAIR VALUE OF THEIR FHLB ADVANCES AS OF JUNE 30, 2004 AS DISCLOSED IN NOTE A-10 OF THEIR CONSOLIDATED FINANCIAL STATEMENTS.

RESPONSE TO COMMENT NO. 19

         Page F-42, Note A-10 to the consolidated financial statements of Frankfort has been revised to reflect the fair value of advances from the FHLB equal to the fair value as calculated by Capital




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Barry McCarty, Esq.
December 9, 2004
Page 11

Resources as of both September 30, 2004 and June 30, 2004. The calculation has been included as an exhibit herein in response to comment #11.

EXHIBIT 2.1 - AGREEMENT OF MERGER

20.      PLEASE PROVIDE SCHEDULES 4.7 AND 4.13.

RESPONSE TO COMMENT NO. 20

Schedules 4.7 and 4.13 to the Agreement of Merger are filed supplementally herewith as Exhibit A and Exhibit B, respectively.

EXHIBIT 8.1 - TAX OPINION OF MULDOON MURPHY FAUCETTE & AGUGGIA

21. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 72 AND ARE UNABLE TO AGREE WITH YOUR ANALYSIS. THE FACT THAT YOUR OPINION CEASES TO BE VALID BASED UPON A FUTURE EVENT IS INSUFFICIENT TO MEET THE REQUIREMENT OF ITEM 601(B)(8), SINCE THE OPINION FAILS TO OPINE AS TO THE TAX CONSEQUENCES. EITHER REVISE THE OPINION TO CLARIFY THAT THE SHAREHOLDERS WHO RECEIVE SHARES WILL NOT BE TAXED. ALTERNATIVELY, PLEASE CONFIRM THAT THE COMPANY WILL RESOLICIT THE VOTES OF FRANKFORT FIRST SHAREHOLDERS IN THE EVENT THAT THE COMPANY NO LONGER HAS AN EFFECTIVE TAX OPINION AND REVISE THE PROXY TO DISCLOSE THE PROVISION.

RESPONSE TO COMMENT NO. 21

         In response to this comment, transaction has been restructured to provide that at least 40% of the value of the merger consideration to be received by Frankfort First shareholders will be in the form of Kentucky First common stock. Accordingly, the opinion of Muldoon Murphy Faucette & Aguggia, LLP has been revised to opine that the merger will be a tax-free reorganization pursuant to Section 368(a) with respect to those Frankfort First shareholders who only receive Kentucky First common stock in the merger.

PROXY STATEMENT OF FRANKFORT FEDERAL

TAX CONSEQUENCES OF THE MERGER - PAGE 7

22. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 76. TO THE EXTENT THAT YOUR COUNSEL CONTINUES TO RETAIN THE 40% THRESHOLD, PLEASE DISCLOSE THE NUMBER OF SHARES, ASSUMING NO CHANGE IN THE OFFERING AMOUNT THAT MUST BE EXCHANGED IN ORDER TO EXCEED THE LIMIT.





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Barry McCarty, Esq.
December 9, 2004
Page 12



RESPONSE TO COMMENT NO. 22

         Please refer to the response to comment No. 21 regarding the tax-free status of the reorganization in its restructured format. Assuming there are 1,266,613 shares of Frankfort First common stock and options to purchase 147,230 shares of Frankfort First common stock at the effective time of the merger, approximately 1,247,565 shares of Kentucky First common stock will be required to be issued in the merger to preserve the tax-free status of the transaction (please note that the number included in our response to prior comment No. 76 has been revised to 1,247,565). Accordingly, in response to this comment, the last sentence of the fourth paragraph of the section of the merger proxy captioned "-Material Federal Income Tax Consequences of the Merger" on pages P-54 and P-55 discloses the number of shares necessary to meet the 40% continuity of interest threshold and the assumption made at arriving at this number.

OPINION OF FRANKFORT FIRST'S FINANCIAL ADVISOR - PAGE P-57

23. PLEASE ADVISE THE STAFF, WITH A VIEW TOWARDS IMPROVING THE DISCLOSURE, HOW THE TABULAR PRESENTATION "HIGH AND LOW" VALUATIONS RELATE TO THE VARIOUS FORMS OF ANALYSIS DISCUSSED ON THE FOLLOWING PAGES.

RESPONSE TO COMMENT NO. 23

         The staff is advised that Howe Barnes, Inc. (Frankfort First's financial advisor) has stated that by applying the multiples of and for the minimum, maximum and median amounts with regard to tangible equity, earnings, and deposits as reflected in the noted tabular presentations, Howe Barnes arrived at aggregate deal values for a low, median and maximum comparisons.

24. WE NOTE THAT HOWE BARNES RECEIVED FINANCIAL PROJECTIONS FROM FIRST FEDERAL OF HAZARD'S MANAGEMENT. PLEASE DISCLOSE THE NATURE OF THE INFORMATION THAT HOWE BARNES RECEIVED AND DISCLOSURE THE PROJECTIONS THAT THE ADVISOR RECEIVED.

RESPONSE TO COMMENT NO. 24

         The fourth bullet point under the merger proxy section captioned "-Opinion of Frankfort First's Financial Advisor" has been revised on page P-61 in response to this comment.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER - PAGE P-51

Barry McCarty, Esq.
December 9, 2004
Page 13


25. TO THE EXTENT THAT YOUR COUNSEL RETAINS THE 40% PROVISION, PLEASE INCLUDE A FULL DISCUSSION OF THE REASON FOR THE 40% THRESHOLD. ALSO, PLEASE DISCLOSURE THE MINIMUM NUMBER OF SHARES THAT MUST BE EXCHANGED IN ORDER TO EXCEED THE 40% THRESHOLD.

RESPONSE TO COMMENT NO. 25

         The section of the merger proxy captioned "-Material Federal Income Tax Consequences of the Merger" has been revised in response to this comment on pages P-54 and P-55.

RECOMMENDATION OF FRANKFORT FIRST BOARD - PAGE P-54

26. PLEASE CONFIRM THAT NO SPECIFIC ACQUISITION TARGETS WERE DISCUSSED WHEN THE BOARD CONSIDERED "STRATEGIC ALTERNATIVES."

RESPONSE TO COMMENT NO. 26

         Frankfort hereby confirms that no specific acquisition targets were discussed when the board of directors of Frankfort considered strategic alternatives.

                                     ******
         If you have any questions concerning this submission, please telephone the undersigned or Gary R. Bronstein at (202) 362-0840.

                                Very truly yours,

                                MULDOON MURPHY FAUCETTE & AGUGGIA LLP


                                /s/ Joel E. Rappoport

                                Joel E. Rappoport

Enclosures
cc:      Christian Windsor, Esq.
         Mr. Donald Walker
         Ms. Heidi Berg
            Securities and Exchange Commission
         Mr. Tony D. Whitaker
            Kentucky First Federal Bancorp
         Gary R. Bronstein, Esq.
         Edward G. Olifer, Esq.
           Muldoon Murphy Faucette & Aguggia LLP































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                                   EXHIBIT A

                                   EXHIBIT B